UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-51270

APPLE REIT SIX, INC.

(BRE Select Hotels Corp as successor by merger to Apple REIT Six, Inc.)
(Exact name of registrant as specified in its charter)

c/o Blackstone Real Estate Partners VII L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units (Each Unit is equal to one common share, no par value, and one Series A preferred share, no par value)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*Apple REIT Six, Inc. merged with and into BRE Select Hotels Corp on May 14, 2013, at which time the separate corporate existence of Apple REIT Six, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, BRE Select Hotels Corp, as successor by merger to Apple REIT Six, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2013	BRE SELECT HOTELS CORP

	By:	/s/ Brian Kim
	Name:	Brian Kim
	Title:	Vice President, Secretary and Managing Director